Exhibit 99.1

LumiraDx Reports Fourth Quarter and Full Year 2022 Results

LONDON, March 21, 2023 – LumiraDx Limited (NASDAQ: LMDX), a next-generation point of care (POC) diagnostics company, today announced financial results for its fourth quarter and full year ended December 31, 2022.

•
Full year 2022 revenues of $254.5 million.
•
Q4 2022 revenue of $41.1 million compared to Q3 2022 revenue of $42.2 million; strong position in a changing COVID testing market.
•
Increased our installed base by more than 1,500 Platform instruments, primarily in Europe, driven by new product sales in diabetes, inflammation, heart failure and respiratory disease. Demonstrating Platform consolidation strategy in UK and Germany.
•
Commenced commercial shipments of heart failure tests in Europe.
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Working with the Independent Test Assessment Program (ITAP) established by the National Institutes of Health (NIH) to achieve accelerated FDA Emergency Use Authorization (EUA) review for COVID & Flu combination product.

Ron Zwanziger, Chairman and CEO of LumiraDx, stated, "We are pleased to have delivered a strong fourth quarter, driven by higher volumes and new product sales. Our focus on commercializing new products in Europe and other international markets, progressing our pipeline in the United States, accelerating the development of our high value assays, and strengthening our financial position is paying off. We remain committed to delivering improved health outcomes at lower cost through fast, accurate and comprehensive diagnostic information at the point of need."

2022 Fourth Quarter and Full Year Financial Highlights

For the twelve months ended December 31, 2022, LumiraDx delivered revenue of $254.5 million compared to $421.4 million for the twelve months ended December 31, 2021. For the three months ended December 31, 2022, LumiraDx delivered revenue of $41.1 million compared to $42.2 million for the third quarter of 2022 and $118.3 million for the fourth quarter of 2021.

Covid antigen test revenues for the quarter were $24.7 million while our Fast Labs Covid revenues were $8.0 million in the fourth quarter of 2022. Non-Covid specific revenues in the fourth quarter of 2022 were $8 million or 20% of total revenues, including $3 million from our point of care Platform.

The Company recorded an accounting impairment of $96 million in the fourth quarter of 2022 for excess manufacturing and inventory related to the scale-up during peak Covid testing demand and the decision to pause commercialization of the Amira Covid test. IFRS gross margins, including the one-time impact of the impairment charges, were ($98.8) million and ($35.3) million for the quarter and the full year 2022, respectively. Total adjusted gross margin for the full year 2022 was 25% compared to 36% in the full year 2021. In the fourth quarter of 2022 and for the full year 2022, our test strip margin continued to exceed 80%.

Research and development expenses were $21.6 million in the fourth quarter of 2022. Our non-IFRS adjusted research and development expenses were $19.3 million in the fourth quarter compared to $29.2 million in the prior quarter.

Sales, marketing and administrative expenses were $31.2 million in the fourth quarter. Our non-IFRS adjusted sales, marketing and administrative expenses were $23.1 million in the fourth quarter compared to $27.9 million in the prior quarter. The reductions in operating expenses reflect the full benefit of the June restructuring and the partial benefit of the additional restructuring steps the Company undertook in the fourth quarter.

Net loss for the year was $449.2 million or $1.59 per fully diluted share and includes a number of significant non-cash charges. The adjusted net loss for the year was $212.2 million or $0.75 per fully diluted share. At December 31, 2022, the Company’s cash balance was $100.0 million.

Ron Zwanziger commented further, “We continue to progress on our strategic milestones enabling us to deliver on our mission for improved health outcomes at lower cost through fast, accurate and comprehensive diagnostic information at the point of need. We now have a key group of those tests most desired for community-based testing in Europe and certain international markets. Our broader test menu now enables customers to consolidate three different instruments they are currently using into a single LumiraDx platform and workflow– with the opportunity to consolidate up to six instruments in the next 18 to 24 months. Thanks to this expanded menu and widely recognized performance and cost advantages over competitors, we continue to expand our customer base. Furthermore, as we expand to manufacturing multiple non-COVID test strips using common materials, we are realizing the benefits of our single, highly automated manufacturing process across our menu of assays.”

Conference Call

LumiraDx will host a conference call to discuss these results today at 8:30 a.m. Eastern Time / 12:30 p.m. United Kingdom Time. Call in details and a link to view the webcast may be found at investors.lumiradx.com/news-and-events/investor-calendar. A replay of the webcast will be available on the Investors section of the company's website at investors.lumiradx.com shortly after the conclusion of the call. The webcast will be archived for one year.

About LumiraDx

LumiraDx Limited (Nasdaq: LMDX) is a next-generation point of care diagnostics company that is transforming community-based healthcare. Its actively controlled microfluidic technology provides fast, high performance and accessible diagnostic solutions wherever the patient is for nearly any testing scenario, creating unique testing options at the point of need.

The company offers a broad menu of lab comparable tests on a single portable Platform, with more than 30 assays on the market and in the pipeline, covering infectious diseases, cardiovascular diseases, diabetes, and coagulation disorders. The company also supports high-complexity laboratory testing in an accessible high-throughput format to leverage current molecular laboratory operations.

Founded in 2014 and based in the UK, LumiraDx's diagnostic testing solutions are being deployed globally by governments and leading healthcare institutions across laboratories, urgent care, physician offices, pharmacies, schools, and workplaces to help screen, diagnose, and monitor wellness as well as disease. More information on LumiraDx is available at www.lumiradx.com.

Investor Contact:

investors@lumiradx.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the effectiveness of our strategy, regulatory progress and the advancement of our pipeline of tests, the timing and results of our clinical trials, the timing of commercial launch of certain products, the benefits and performance of our tests, and the expected timing and results of our cost-saving initiatives and global restructuring activities. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, including, among others, general economic, political and business conditions; changes in interest rates, inflation rates and global and domestic market conditions; the effect of COVID-19 on LumiraDx's business and financial results; obtaining or maintaining regulatory approval, authorization or clearance for our tests; and those factors discussed under the header "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2021,which was filed with the Securities and Exchange Commission, or SEC, on April 13, 2022, in our report on Form 6-K that was filed with the SEC on August 16, 2022, and in other filings that we make with the SEC. Although LumiraDx believes that it has a reasonable basis for each forward-looking statement contained in this press release, LumiraDx cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. LumiraDx undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Non-IFRS Financial Measures

We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-IFRS financial measures depict the true performance of the business by encompassing only relevant and controllable events, enabling us to evaluate and plan more effectively for the future. The non-IFRS financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and margins are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating loss, gross margin or net income (loss) or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

We define non-IFRS operating loss and non-IFRS net loss as operating loss and net loss, respectively, excluding amortization, share-based payments, IFRS 2 listing expense, change in fair value of financial instruments, foreign exchange (gain)/loss, government assessment amounts, restructuring and severance payments, certain fixed asset and inventory impairments, dividends on preferred shares and non-cash interest. We define non-IFRS expenses as expenses excluding amortization, restructuring and severance payments, certain fixed asset and inventory impairments and share-based payments. We recommend that you review the reconciliation of the non-IFRS measure to the most directly comparable IFRS financial measure provided in the financial statement tables included below, and that you not rely on any single financial measure to evaluate our business.

LUMIRADX LIMITED
Unaudited Consolidated Statement of Financial Position

	DECEMBER 31, 2022	DECEMBER 31, 2021
	(in thousands)
ASSETS
Non–Current Assets
Other non-current assets	$11,918	$569
Intangibles and goodwill	32,170	37,048
Right-of-Use Assets	16,580	27,746
Property, plant and equipment	113,406	173,397
Total Non-Current Assets	174,074	238,760
Current Assets
Inventories	89,965	149,055
Tax receivable	20,987	15,022
Trade and other receivables	55,977	109,798
Cash and cash equivalents	100,010	132,145
Total Current Assets	266,939	406,020
TOTAL ASSETS	$441,013	$644,780
LIABILITIES AND EQUITY
Liabilities
Non-Current Liabilities
Debt due after more than one year	$(369,722)	$(301,129)
Long term grants	(24,077)	(25,144)
Other long term liabilities	(49,158)	-
Lease liabilities	(22,303)	(25,514)
Stock warrants	(339)	(10,407)
Deferred tax liabilities	(397)	(779)
Total Non-Current Liabilities	(465,996)	(362,973)
Current Liabilities
Debt due within one year	(76)	(191)
Government and other grants	(7,988)	(13,797)
Trade and other payables	(69,906)	(99,641)
Lease liabilities due within one year	(9,149)	(5,582)
Total Current Liabilities	(87,119)	(119,211)
Equity
Share capital and share premium	(858,085)	(754,023)
Foreign currency translation reserve	(20,041)	19,706
Other reserves	(100,433)	(104,957)
Accumulated deficit	1,090,394	676,223
Total equity attributable to equity holders of the parent	111,835	(163,051)
Non-controlling interests	267	455
Total Equity	112,102	(162,596)
TOTAL EQUITY AND LIABILITIES	$(441,013)	$(644,780)

LUMIRADX LIMITED
Unaudited Consolidated Statement of Profit and Loss and Comprehensive Income

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2022	2021	2022	2021
	(in thousands, except share and per share data)
Revenue	$41,120	$118,253	$254,476	$421,428
Impairment of fixed assets and inventories	(96,324)	-	(96,324)	$-
Other costs of sales	(43,594)	(63,733)	(193,454)	$(269,888)
Total cost of sales	(139,918)	(63,733)	(289,778)	(269,888)
Gross Profit	(98,798)	54,520	(35,302)	151,540
Research and development expenses	(21,606)	(33,822)	(141,630)	(130,221)
Selling, marketing and administrative expenses	(31,202)	(37,411)	(144,515)	(130,520)
Listing expenses	-	(5,393)	-	(36,202)
Operating Loss	(151,606)	(22,106)	(321,447)	(145,403)
Finance income	69,322	38	14,619	165,426
Finance expense	(15,736)	(14,843)	(134,563)	(117,934)
Net finance income / (expense)	53,586	(14,805)	(119,944)	47,492
Loss before Tax	(98,020)	(36,911)	(441,391)	(97,911)
Tax provision for the period	(4,176)	(293)	(7,804)	(2,844)
Loss for the period	$(102,196)	$(37,204)	$(449,195)	$(100,755)
Loss/(gain) attributable to non-controlling interest	(2)	(148)	188	174
Net loss attributable to equity holders of parent—basic and diluted	$(102,194)	$(37,056)	$(449,383)	$(100,929)
Net loss per share attributable to equity holders of parent—basic	$(0.32)	$(0.15)	$(1.59)	$(0.62)
Net gain/(loss) per share attributable to equity holders of parent—diluted	$(0.32)	$(0.15)	$(1.59)	$(0.62)
Weighted-average number of Ordinary Shares and Common used in loss per share—basic	318,840,952	253,061,147	282,242,144	163,255,784
Weighted-average number of Ordinary Shares and Common used in loss per share—diluted	318,840,952	253,061,147	282,242,144	163,255,784

LUMIRADX LIMITED
Unaudited Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures

	THREE MONTHS ENDED DECEMBER 31,
	Cost of Goods Sold		Research and Development		Selling, Marketing and Administrative
	2022	2021	2022	2021	2022	2021
	(in thousands)
IFRS Financial Measure	$(139,918)	$(63,733)	$(21,606)	$(33,822)	$(31,202)	$(37,411)
Amortization	-	-	39	43	455	900
Restructuring & Severance	200	-	981	-	571	-
Impairment - Fixed Assets	49,437	-	-	-	-	-
Impairment - Inventory	46,887	-	-	-	-	-
Share-based payments	(187)	132	1,307	805	7,096	3,595
Non-IFRS Adjusted Financial Measure	$(43,581)	$(63,601)	$(19,279)	$(32,974)	$(23,080)	$(32,916)

	THREE MONTHS ENDED DECEMBER 31,
	Gross Margin		Operating Loss		Net Loss		Diluted EPS
	2022	2021	2022	2021	2022	2021	2022	2021
	(in thousands, except per share data)
IFRS Financial Measure	$(98,798)	$54,520	$(151,606)	$(22,106)	$(102,196)	$(37,204)	$(0.32)	$(0.15)
Amortization	-	-	494	943	494	943	-	-
Share-based payments	(187)	132	8,216	4,532	8,216	4,532	0.03	0.02
Listing charge	-	-	-	5,393	-	5,393	-	0.02
Change in fair value of financial instruments	-	-	-	-	(293)	3,717	-	0.01
Foreign exchange loss/(gain)	-	-	-	-	(64,621)	1,327	(0.20)	0.01
Government assessment[1]	-	-	-	-	1,177	-	-	-
Restructuring & Severance	200	-	1,752	-	1,752	-	-	-
Impairment - Fixed Assets	49,437	-	49,437	-	49,437	-	0.16	-
Impairment - Inventory	46,887	-	46,887	-	46,887	-	0.15	-
Non-cash interest	-	-	-	-	19,721	1,455	0.06	0.01
Non-IFRS Adjusted Financial Measure	$(2,461)	$54,652	$(44,820)	$(11,238)	$(39,426)	$(19,837)	$(0.12)	$(0.08)
Adjusted Gross Profit Margin	-6%	46%

1 - Retroactive assessment by a foreign government to all entities selling certain medical related products to the government.

	YEAR ENDED DECEMBER 31,
	Cost of Goods Sold		Research and Development		Selling, Marketing and Administrative
	2022	2021	2022	2021	2022	2021
	(in thousands)
IFRS Financial Measure	$(289,778)	$(269,888)	$(141,630)	$(130,221)	$(144,515)	$(130,520)
Amortization	-	-	156	174	1,829	2,653
Restructuring & Severance	787	-	1,599	-	1,033	-
Impairment - Fixed Assets	49,437	-	-	-	-	-
Impairment - Inventory	46,887	-	-	-	-	-
Share-based payments	1,390	132	7,115	2,274	26,707	31,503
Non-IFRS Adjusted Financial Measure	$(191,277)	$(269,756)	$(132,760)	$(127,773)	$(114,946)	$(96,364)

	YEAR ENDED DECEMBER 31,
	Gross Margin		Operating Loss		Net Loss		Diluted EPS
	2022	2021	2022	2021	2022	2021	2022	2021
	(in thousands, except per share data)
IFRS Financial Measure	$(35,302)	$151,540	$(321,447)	$(145,403)	$(449,195)	$(100,755)	(1.59)	(0.62)
Amortization	-	-	1,985	2,827	1,985	2,827	0.01	0.02
Share-based payments	1,390	132	35,212	33,909	35,212	33,909	0.12	0.21
Listing charge ¹	-	-	-	36,202	-	36,202	-	0.22
Change in fair value of financial instruments	-	-	-	-	(10,068)	(162,491)	(0.04)	(1.00)
Foreign exchange loss	-	-	-	-	81,384	14,594	0.29	0.09
Government assessment[2]	-	-	-	-	1,177	-	-	-
Restructuring & Severance	787	-	3,419	-	3,419	-	0.01	-
Impairment - Fixed Assets	49,437	-	49,437	-	49,437	-	0.18	-
Impairment - Inventory	46,887	-	46,887	-	46,887	-	0.17	-
Dividends on preferred shares	-	-	-	-	-	16,156	-	0.10
Non-cash interest	-	-	-	-	27,546	48,109	0.10	0.30
Non-IFRS Adjusted Financial Measure	$63,199	$151,672	$(184,507)	$(72,465)	$(212,216)	$(111,449)	$(0.75)	$(0.68)
Adjusted Gross Profit Margin	25%	36%

1 - Includes an IFRS 2 charge of $22.2 million for the difference in the fair value of the shares deemed to have been issued by LumiraDx in the merger transaction to CA Healthcare shareholders and the net assets of CA Healthcare and $8.6 million of LumiraDx transaction costs.
2 - Retroactive assessment by a foreign government to all entities selling certain medical related products to the government.

LUMIRADX LIMITED
Unaudited Consolidated Statement of Cash Flows
	THREE MONTHS ENDED		YEAR ENDED
	DECEMBER 31,		DECEMBER 31,
	2022	2021	2022	2021
	(in thousands, except share and per share data)
Cash Flows from Operating Activities
Loss for the period	$(102,196)	$(37,204)	$(449,195)	$(100,755)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Depreciation	8,419	8,195	31,302	22,868
Amortization	494	943	1,985	2,827
Impairment of fixed assets	49,437	-	49,437	-
Impairment of inventories	46,887	-	46,887	-
Net finance (income)/expenses	(52,705)	14,759	119,954	(63,625)
Equity based share based payment transactions	8,216	4,532	35,212	33,909
Increase in tax receivable	(4,774)	(1,824)	(7,551)	(4,663)
Accrued preferred shares dividends	-	-	-	16,156
Listing charge	-	5,393	-	27,607
Changes to working capital:
Inventories	32,292	26,121	(2,267)	(66,874)
Trade and other receivables	2,792	(20,015)	51,657	7,511
Trade payables and other liabilities	(18,547)	(53,232)	(39,528)	(9,544)
Net Cash used in Operating Activities	(29,685)	(52,332)	(162,107)	(134,583)
Cash Flows from Investing Activities
Purchases of property, plant, equipment	(2,377)	(24,927)	(24,983)	(106,346)
Cash paid for business acquisitions, net of cash received	-	(36,276)	-	-
Net Cash used in Investing Activities	(2,377)	(61,203)	(24,983)	(106,346)
Cash Flows from Financing Activities
Proceeds from issuance of share capital	-	38,568	97,998	38,568
Proceeds from issuance of convertible notes, net of issuance costs	-	-	54,010	-
Proceeds from instrument financing agreement	-	-	41,500	-
Proceeds from debt issuance, net of issuance costs	-	101	-	361,830
Shares issued on the exercise of share options	393	104	4,269	104
Shares issued on employee stock purchase plan	1,795	-	1,795	-
Receipt of principal portion of lease receivable	615	-	615	-
Cash interest paid, net of interest received	(6,805)	(6,232)	(27,229)	(29,894)
Early extinguishment of debt	-	(1,250)	-	(3,637)
Cash issued for non-controlling interest	-	(1,968)	-	(1,968)
Repayment of principal portion of lease liabilities	(2,530)	(599)	(6,863)	(5,429)
Repayments of instrument financing agreement	(632)	-	(632)	-
Repayments of debt	(83)	(266)	(174)	(140,552)
Repurchase of Shares	-	-	-	-
Net Cash (used in)/generated from Financing Activities	(7,247)	28,458	165,289	219,022
Net Decrease in Cash and Cash Equivalents	$(39,309)	$(85,077)	$(21,801)	$(21,907)
Movement in Cash and Cash Equivalents
Cash and cash equivalents at the beginning of the period	135,265	217,727	132,145	161,172
Exchange gain/(loss) on cash and cash equivalents	4,054	(505)	(10,334)	(7,120)
Net decrease in cash and cash equivalents	(39,309)	(85,077)	(21,801)	(21,907)
Cash and Cash Equivalents at the end of the period	$100,010	$132,145	$100,010	$132,145